[SUEZ Letterhead]

October 21, 2005

VIA EDGAR AND EXPRESS COURIER

Mr. George F. Ohsiek, Jr.
Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re.:	SUEZ Form 20-F for Fiscal Year Ended December 31, 2004 Filed June 29, 2005 Form 6-K for the Month of September 2005 Filed September 8, 2005 File No. 1-15232

     This letter is in response to the Staff’s comments regarding the above-referenced annual report on Form 20-F, set forth in your letter to me dated September 30, 2005. Set forth below are the responses to the comments in your letter. The numbering of the comments below corresponds to the numbering in your letter.

Form 20-F for Fiscal Year Ended December 31, 2004
Item 5. Operating and Financial Review and Prospects, page 84
A. Results of Operations, page 90

1.	We note your presentation of organic gross operating income growth and organic revenue growth, which you identify as non-GAAP measures. In arriving at these measures, it appears you exclude items that are recurring nature. Please note that if you intend to include in your future filings any non-GAAP performance measure that excludes items of a recurring nature, you must justify the usefulness of each measure. Please refer to Item 10(e) of Regulation S-K and Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov, in crafting your revised disclosure. Further, revise your disclosures throughout your filing each place where each non-GAAP measure is presented, as follows:
	•	Identify the item as a non-GAAP measure of performance.
	•	Provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.
	•	Disclose that the non-GAAP measure should not be considered as an alternative to the most directly comparable financial measure calculated and presented in accordance with GAAP as an indicator of operating performance.
	•	Disclose the specific manner in which you use the non-GAAP measure to conduct or evaluate your business.
	•	Disclose the economic substance behind your decision to use the measure.
	•	Disclose the material limitations associated with use of the measure as compared to the use of the most directly comparable GAAP financial measure.
	•	Disclose the manner in which you compensate for these limitations when using the measure.

• Disclose the substantive reasons why you believe the measure provides useful information to investors.
Show us how the revised disclosure will read in future filings. In responding to our comment, you may also want to consider whether it would make more sense to discuss the impact of items such as gas prices, foreign exchange effects, acquisitions and dispositions on your results of operations without eliminating or adjusting these items in connection with a non-GAAP financial measure.

Our primary objective of including the tabular presentation of revenues and gross operating income “on a comparable basis” together with the main factors which consistently impact the changes in these amounts (e.g., foreign exchange, gas prices, and business disposals and acquisitions) is to present information which assists the reader understand these factors and their impact on our business. While we recognize providing this information in this manner encompasses the use of a non-GAAP measure; however, we believe that the use of this tabular presentation is permissible under Item 10(e) of Regulation S-K as the non-GAAP measures included in the table are not presented as an alternative measure of our operating performance nor are they presented in an effort to smooth our results or otherwise mislead the reader. As noted in the last paragraph of your comment above, we could have provided the same information in narrative form when discussing these factors and their impact on our results; however, we have considered the Staff’s Interpretive Release relating to management’s discussion and analysis issued in December 2003 and believe that the tabular presentation assists readers understand our discussion and analysis.

However, we acknowledge the Staff’s comments above and we will modify our disclosures relating to these non-GAAP measures in our future Annual Reports filed on Form 20-F to comply with Item 10 of Regulation S-K. Specifically, the revised disclosure on page 90 paragraph A. Results of Operations of our Form 20-F for the year ended December 31, 2004 would have been:

“The Group uses organic "Gross Operating Income" ("GOI") growth as our measure of segment profit which is a non-GAAP financial measure and closely related to consolidated operating income (see Note 22 to our Consolidated Financial Statement for a reconciliation of GOI to consolidated operating income). When comparing performance between 2004 and 2003, and 2003 and 2002, the Group also discusses non-GAAP organic revenue growth. Both of these non-GAAP financial measures take account of the impact that foreign currency changes, natural gas price changes, acquisitions and dispositions have on the reported results. Management believes that discussing organic growth in both revenues and GOI, taking into account the items above, provides investors with information that is comparable and assist them understand the impact of these key factors. However, these non-GAAP measures may not be comparable to similarly titled measures used by other entities and should not be considered as an alternative to the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles as an indicator of our operating performance. The use of organic growth measures has limitations as the effects of foreign currency changes, natural gas price changes and acquisitions and dispositions (which are excluded from these non-GAAP measures and discussed separately hereunder) can be significant and do ultimately affect our operating results, cash flows and financial position. Management uses these measures principally to assess the operating results of the Company and its business segments and to make decisions with respect to investments and allocation of resources; we also use these measures when communicating with investors regarding our results. However, because these measures have limitations as outlined herein, we limit the use of these measures for these purposes.”

Similar disclosures will be made in our future filings for each non-GAAP measures to the extent that they exclude items that are recurring in nature.

B. Liquidity and Capital Resources, page 110
Liquidity and Contractual Commitments, page 114

2.	In future filings, please revise your table of contractual commitment to include the following:
(a) Estimated interest payments on your debt, and
(b) Estimated payments under interest rate swap agreements.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003, available at www.sec.gov.

We will modify our liquidity and capital resources disclosures in our Form 20-F for the year ending December 31, 2005 (“our 2005 Form 20-F”) to comply with the Staff’s comments. This modification will encompass:

•	An additional line, “Interest payments”, within our commitment table which will quantify our interest obligations. This information will be provided for all periods presented within the table. In addition, a footnote will be added to the table to indicate that interest payments associated with variable rate debt are computed based on the rates in effect as of December 31.

•	An additional line, “Net obligations on interest rate swaps”, within our commitment table, which will quantify our obligations related to paying, rather than receiving, cash on our interest rate swaps. These amounts will be calculated as the net amount equal to the difference between interest to be paid and to be received under the swaps. This information will be provided for all periods presented within the table. In addition, a footnote will be added to the table to indicate that interest payments of the variable rate leg of the swaps are computed based on the rates in effect as of December 31.

Item 15. Controls and Procedures, page 192

3.	You disclose that your chief executive and financial officers concluded that your disclosure controls and procedures were effective at a reasonable assurance level for “gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms”. In future filings, please also state, if true, whether the same officers concluded the controls and procedures were effective in “ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure”. See Exchange Act Rule 13a-15(e).

We will amend our disclosures in our 2005 Form 20-F to comply with the Staff’s comment herein.

Note 26. Summary of Differences Between Accounting Principles Followed by the Group and US GAAP, page F-80

4.	On page F-12, you disclose that tangible assets subject to legal revaluation are stated at their revalued amount under French GAAP. As US GAAP does not allow tangible assets to be revalued unless impaired, it appears an adjustment may be necessary to reconcile from French GAAP to US GAAP. Please tell us where this adjustment is included in your reconciliation or tell us why you believe an adjustment is not necessary.

In 1976, Lyonnaise des Eaux revalued certain tangible assets as required by law. Since the revaluation was made to the financial records of Lyonnaise des Eaux, the accounting acquirer under French GAAP for purposes of recording the Lyonnaise des Eaux and Compagnie de Suez business combination which occurred in 1997, the revalued assets are reflected in the consolidated financial statements prepared in accordance with French GAAP. Under US GAAP, Compagnie de Suez was the accounting acquirer for purposes of recording the business combination. Accordingly, all of the Lyonnaise des Eaux assets have been recorded at fair value US GAAP, including those that were revalued under French GAAP. Therefore, amounts related to the legal revaluation are excluded for US GAAP purposes.

5.	Based on your disclosures with respect to your regulatory environment in Item 4, it appears that at least a portion of your operations are currently rate regulated and that, prior to July 2004, a significant portion of your operations were rate regulated. Thus, please tell us your consideration of the applicability of SFAS 71 to your accounting under US GAAP, with reference to the scope guidelines in paragraphs 5-8 of SFAS 71.

In response to the Staff’s comment, Suez does not believe that SFAS No. 71 is applicable to any separable portion of its business except the regulated activities of United Water Resources. We have included below a summary of the applicable laws and regulations and the conclusions reached by business component.

Energy Segment in Belgium – Prior to the Implementation of Recent European Union Energy-related Directives (1999 and Prior)

In Belgium, the minister for the economy had the power to set maximum rates for electricity and gas, prior to the implementation of the European Union directives. In practice, as rates continually declined in recent years leading up to these directives, this measure has never been applied.

In order to establish tariffs, a contractual system was established by the Belgian electric companies in association with the Belgian government, the employers’ federation and the major employee unions. The purpose of this contractual system was to enable the various parties involved to reach a consensus on the appropriate electricity rates to be charged. The primary responsibility of the Comité de Contrôle de l’Electricité et Gaz (“CCEG”), created through this contractual agreement was to issue recommendations as to the appropriate pricing of electricity and gas. The recommendations of the CCEG were based on the output costs to provide electricity or gas (i.e., fuel, depreciation and miscellaneous costs), justified by the electricity and gas companies.

The Suez-related entities involved in the energy market in Belgium had signed various conventions, which indicated that although they may choose to follow the recommendations of the CCEG, any party may cancel these conventions at any time, and as such the convention would no longer be binding.

Based on the factors outlined above, we had concluded that application of SFAS No. 71 would not be appropriate for US GAAP purposes. Specifically, we do not believe that the criteria of paragraph 5 of SFAS No. 71 were met for the period up to when changes resulting from the European and Belgian legislative actions discussed below occurred.

The European Directives – Electricity in Belgium

Directive 96/92/EC concerning common rules of the internal market in electricity was adopted by the European Union on December 19, 1996 (the “First Electricity Directive”). On April 22, 1999, the Belgian Parliament passed the Federal Law of Transposition to pass into Belgian law the requirements set out in the First Electricity Directive. This law established common rules for the generation, transmission and distribution of electricity. Among other things, it called for:

•	Opening to competition of new generating capacity;
•	Unbundling and separate accounting for different segments (production, transport and distribution) by integrated companies;
•	Designation of a distribution network operator responsible for the operation, maintenance and, where appropriate, development of the distribution network in specific areas and for its interconnections with other networks;
•	Introduction of a system of third-party access to the network under which companies wishing to enter into power supply contracts must negotiate the transmission and/or the distribution of the quantities purchased with the network operators.

In 2003, Directive 2003/54/CE was adopted by the European Union (the “Second Electricity Directive”), amending and extending the previous one; it was transposed in Belgian law in July 2005. Among other things, this directive outlined the timetable for the opening of the electricity market, the timetable for the legal separation of the transmission network operator and the distribution network operator functions as well as stipulated the need to establish a regulator. In Belgium, most of the requirements of the Second Electricity Directive had been anticipated and implemented by the law enacted in Belgium on April 22, 1999.

Generation

The First Electricity Directive and its translation into Belgian Law clarified that the generation aspect of the electricity market was not going to be regulated. The law did not specify a tariff structure; it simply reinforced the concept of competition which should allow generation prices to fluctuate in accordance with market conditions. The Second Electricity Directive required the establishment of an open market for generation for all non-residential customers by July 1, 2004 and July 1, 2007 for residential customers.

Each of the Belgian regions has established its own timetable for implementing an open market mechanism for generation in accordance with the European Union directives and the related Belgian laws. Accordingly, we believe that the generation portion of our Belgian business does not meet the criteria contained in paragraph 5 of SFAS No. 71.

Transmission A number of important transmission network changes occurred in Belgium during 2001 and 2002 as a result of the First Electricity Directive including, among others:
•	Establishment of one transmission system operator (TSO) with a legal monopoly for the national territory
•	Designation of Elia-ESO, an affiliate of Electrabel (an affiliate of Suez until 2004 when it became a controlled subsidiary) as the TSO
•	Establishment of a regulated tariff system

The tariff system was defined by a Royal Decree issued in Belgium on April 4, 2001 (the “2001 Royal Decree”). Under this system, the TSO is subject to an annual cost-plus tariff philosophy. That is to say, the TSO passes on its costs to the customers and adds to those costs a so-called “fair return on invested capital.” The latter is determined using:
•	A weighted average cost of capital which is based on a gearing ratio that is imposed by the federal regulator (the “CREG”) and for which the return on equity is based on a CAPM approach
•	The economic value for the assets of the TSO

Each year, the TSO submits to the CREG its income statement and balance sheet forecasts for the succeeding year. The CREG assesses their reasonableness and has the authority to reject some of or all of the items or amounts contained therein. Once approved, these forecasts are then translated into approved tariffs that apply for the succeeding year. Annually, actual results are compared to the forecasted amounts. This comparison gives rise to variances which are split between customers and shareholders of the TSO based upon the judgment of the CREG. While there are guidelines for the tariff system, its implementation has proven to be subjective and subject to interpretation (i.e., nature of allowable costs, return on equity and investment). This process has, and continues to, evolve as the regulatory market matures.

The Belgian law enacted in July 2005 stipulates that the annual cost plus approach is to be replaced by a multi-annual incentive based approach. The details of the new tariff system and how it will function are being developed by the CREG, are currently unknown and are expected to be announced in 2006.

To date, the application of the tariff regime outlined above has varied due in large part to the interpretations and judgment of the CREG; changes have occurred in the acceptability and amount of certain costs/assets in the rate base used to set tariffs have occurred. This combined with further changes which are being contemplated by the CREG in response to the Second Electricity Directive, raises uncertainty as to the ultimate rate setting mechanism that will be established over the long-term. Accordingly, we have concluded that the criteria of paragraph 5 of SFAS No. 71 have not yet been met for this sector of our Belgian business. However, we will continue to evaluate the applicability of SFAS No. 71 to this sector as more information becomes available and the regulatory environment becomes clearer.

Distribution

The Belgian tariff system currently in place relating to the distribution of electricity in Belgium was defined by the Royal Decree of July 11, 2002.

The basic principles underlying the regulation of the distribution activity in Belgium is very similar to those described above with respect to transmission of electricity. One of the major differences is that the country is segmented by regions with each region having one or multiple Distribution System Operators (DSO). However, the tariff setting principles applicable to the DSOs are the same as those applicable to the TSO for transmission tariffs. Accordingly, we have concluded that the criteria of paragraph 5 of SFAS No. 71 have not yet been met for this sector of our Belgian business. However, we will continue to evaluate the applicability of SFAS No. 71 to this sector as more information becomes available and the regulatory environment becomes clearer.

The European Directives – Natural Gas in Belgium

The European Union adopted on June 22, 1998 a directive on common rules for the internal natural gas market (the “First Gas Directive”). This directive, enacted into Belgian law on January 29, 1999, outlined the following requirements relating to natural gas service:

•	Common rules for the transportation, distribution, supply and storage of natural gas
•	System access
•	Public service obligations for the general economic interest of markets for security of supply, regularity, quality and price of supplies and environmental protection
•	Unbundling of supply, transportation and distribution services
•	Opening to competition in the gas supply market

In 2003, Directive 2003/55/EC was issued by the European Union (the “Second Gas Directive”) which was transposed into Belgian law in July 2005. This directive, among other things, set out a requirement that one or more system operators be established for the natural gas transportation grid, natural gas storage facilities and LNG terminal services; these appointments are to be valid for a period of 20 years. In Belgium, most of the stipulations of the Second Gas Directive had been anticipated and implemented by a law enacted in Belgium on January 29, 1999.

Supply

The First Gas Directive and its translation into Belgian law reinforced the concept of competition which should allow gas prices to fluctuate in accordance with market conditions. Customers will have a choice as to who their natural gas supplier will be. The Second Gas Directive required the establishment of an open market for gas supply prices for all non-residential customers by July 1, 2004 and July 1, 2007 for residential customers.

Each of the Belgian regions has established its own timetable for implementing an open market mechanism for supply prices in accordance with the European Union directives and the related Belgian laws. Accordingly, we believe that the supply sector of our Belgian business does not meet the criteria contained in paragraph 5 of SFAS No. 71.

Transportation, Storage and LNG Terminal Services

A number of important transportation, storage and LNG terminal services network changes occurred in Belgium during 2001 and 2002 including, among others:

•	Unbundling supplier services (performed by Distrigaz, a subsidiary of Suez) and transportation, storage and LNG terminal services (performed by Fluxys, a subsidiary of Suez)
•	Establishment of a regulated tariff system for transportation, storage and LNG terminal services

A Royal Decree of 15 April 2002 established a system of regulated tariffs applies to natural gas transportation services, natural gas storage services and LNG terminal services. The CREG, which has to approve the tariffs on transportation, storage and LNG related services, has applied a principle in which all consumers with identical supply characteristics pay the same tariff for natural gas services.

To date, the tariffs are established and approved by the CREG annually. The operator submits a proposal for the succeeding operating year to the CREG for approval. The tariffs must be based on the estimated costs calculated using a system whereby costs are allocated to the various services provided by the operators. Every quarter, the CREG reviews the difference between actual costs and the estimated costs on which the tariffs were initially based. While there are guidelines for the current tariff system, similar to the electricity system, its implementation has proven to be subjective and subject to interpretation (nature of cost, return on equity and investment). This process has, and continues to, evolve as the regulatory market matures.

The new Belgian law enacted in July 2005 also stipulates a shift from the annual tariff system to a multi-year system; a system which is expected to make tariffs more predictable and more stable. This new system needs to be confirmed via a Royal Decree and, if confirmed, would start in 2007, at the earliest.

Bearing in mind the importance of launching new projects to increase security of supply and market liquidity, the July 2005 law indicates that the return on invested capital must be sufficiently attractive to support regulated investments. It also stipulates that the fair margin should provide opportunities for access to the long-term capital market. These stipulations of the law will require the Royal Decree dated April 15, 2002 on tariff structure and existing methodology to be reviewed in the process of implementing the new law enacted in 2005.

To date, the application of the tariff regime outlined above has varied due in large part to the interpretations and judgment of the CREG; changes have occurred in the acceptability and amount of certain costs/assets in the rate base used to set tariffs. This, combined with further changes which are being contemplated by the CREG in response to the new law enacted in July 2005, raises uncertainty as to the ultimate rate setting mechanism that will be established over the long-term. In addition, our subsidiaries currently performing transportation, storage and LNG terminal services have not been appointed as the respective long-term system operators. Accordingly, we have concluded that the criteria of paragraph 5 of SFAS No. 71 have not yet been met for this sector of our Belgian business. However, we will continue to evaluate the applicability of SFAS No. 71 to this sector as more information becomes available and the regulatory environment becomes clearer.

Distribution

The regulations and related processes currently in place relating to gas distribution in Belgium are similar to those applicable to electricity distribution. Accordingly, our conclusion with respect to the applicability of SFAS No. 71 is the same outlined above for electricity distribution. However, we will continue to evaluate the applicability of SFAS No. 71 to this sector as more information becomes available and the regulatory environment becomes clearer.

Energy Segment Outside of Belgium

Our energy-related operations outside of Belgium are not subject to government market regulation. Accordingly, the provisions of SFAS No. 71 are not applicable to these operations. However, we will continue to evaluate the applicability of SFAS No. 71 to this sector of our business if and when the regulatory environments in which we operate change.

Environment

State regulation in the water management business in France only covers certain aspects in terms of public bid procedures and financial reporting. Water distribution companies contract with municipalities and districts. Rate determination is cost-based but Suez believes that the provisions of such agreements do not meet the criteria of SFAS n°71, as rate determination is not fixed in order to enable recovery of the costs of the operator, but rather is a process of negotiation that leave the risks and rewards of the operations with the operator.

In England and Wales, where water services are privatized, the supervisory authority is the Office of Water Services (OFWAT). The OFWAT has the authority to revise the rates and set rates outside a strict regulation process in a manner to have the operators reduce their costs of operations and transfer their gains of productivity to customers. Suez does not believe that the provisions of SFAS 71 are applicable in such circumstances.

United Water Resources and subsidiaries utility providing services in the United States are subject to regulation by the public utility Commissions of the states in which they operate. Their accounting policies comply with the applicable uniform systems of accounts prescribed by these Commissions and conform to generally accepted accounting principles in the United States as applied to rate-regulated public utilities. Accordingly Suez follows Statement of Financial Accounting Standards ("SFAS 71") for the specific regulated utilities of UWR.

In other countries, concession contracts are typically granted pursuant to government decrees which accord exclusive rights to provide water services in a given area and set forth regulatory framework for the concession contracts. Establishment and revisions of rates are generally intended to provide Suez with minimum compensation for its services and investment. Outside this protective provision, Suez operates at its own risks and rewards and its compensation is not cost-based. In addition, as recent privatizations in the industry have limited history, Suez does not believe that the provisions of SFAS 71 are applicable in such circumstances.

Form 6-K dated September 8, 2005

6.	We note your presentation of EBITDA, organic EBITDA growth, organic revenue growth, and organic operating income growth, each of which represent non-GAAP measures. Each time a non-GAAP measure is presented, please revise to also present the most directly comparable financial measure calculated in accordance with GAAP and provide a reconciliation of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure calculated in accordance with GAAP. See Regulation G.

We believe that the exemptions included in Regulation G for foreign private issuers apply to the non-GAAP disclosures contained in our September 8, 2005 Form 6-K filing (the “Form 6-K”). Specifically, we advise the Staff that:

	•	The principal trading market for our ordinary shares is the Eurolist of Euronext Paris; in addition to the United States, our shares are also listed on other stock exchanges in Brussels, Zurich and Luxembourg,

	•	The non-GAAP measures included in the Form 6-K are not derived from or based on a measure calculated and presented in accordance with US GAAP, and

	•	The disclosures contained in the Form 6-K were made by us in France and were made available to our US shareholders via the Form 6-K.

Accordingly, we respectfully advise the Staff that we believe that the disclosure and reconciliation requirements of Regulation G are not applicable to our disclosures contained in the Form 6-K.

* * *

SUEZ hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (33-1) 40 06 11 10 or Christelle Martin, Group Senior V.P. Strategic Planning, Control and Accounting from Suez at (33-1) 40 06 27 03.

Sincerely yours,

/s/ Gérard Lamarche

Gérard Lamarche
Chief Financial Officer